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                                                                     EXHIBIT 17C

PRUDENTIAL U.S. GOVERNMENT FUND

Dear Shareholder of Prudential U.S. Government Fund:

    You may be aware that the Trustees of Prudential U.S. Government Fund have recently approved a proposal to transfer the assets and liabilities of your fund in exchange for shares of Prudential Government Income Fund, Inc. The enclosed proxy materials describe this proposal in detail. If the proposal is approved and implemented, you will automatically become a shareholder of the Prudential Government Income Fund. This Fund's investment policies and risks are detailed in the enclosed prospectus.

    The other Trustees and I strongly recommend that you vote FOR the proposal. We believe that this transaction serves your interests in the following ways:

    - SIMILAR STRATEGIES. The funds' investment objectives and strategies, while not identical, are similar.

    - SAME PORTFOLIO MANAGER. Barbara L. Kenworthy, portfolio manager of Prudential U.S. Government Fund, also manages the Prudential Government
      Income Fund. Ms. Kenworthy has 20 years of investment management experience in both U.S. and foreign securities and investment grade and high yield quality bonds. She selects the sectors, maturities and individual bonds she believes provide the best value under various economic conditions. She is assisted by two credit analysis teams.

    - A HISTORY OF STRONG PERFORMANCE. The Prudential Government Income Fund has provided consistent performance over the long term with an average annual return for the trailing 5-year period of more than 7.5% for both Class A and Class B shares (as of 9/30/95).* Of course, past performance is no assurance of future results.

    - REDUCED EXPENSES. Combining the funds may benefit you in the form of reduced expenses as a percentage of net assets.

    Please read the enclosed materials carefully for more complete information.

    Your vote is important, no matter how many shares you own. Voting your shares early may permit your Fund to avoid costly follow-up mail and telephone solicitation. After you have reviewed the enclosed materials, please complete, date and sign your proxy card and mail it in the enclosed postage-paid return envelope today.

    Thank you for the confidence you've placed in the Prudential Mutual Funds. We hope to continue to earn it in the years to come.

                                          Sincerely,

                                          Richard A. Redeker
                                          PRESIDENT, Prudential U.S. Government
                                          Fund
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    * SEC Average Annual  Total Return as of  9/30/95 for Prudential  Government
Income Fund.

                                                                                                        SINCE     DATE OF
                                                                      1 YEAR     3 YEARS    5 YEARS   INCEPTION  INCEPTION
                                                                     ---------  ---------  ---------  ---------  ---------
Class A Shares.....................................................        XX%        XX%        XX%        XX%       1/90
Class B Shares.....................................................        XX%        XX%        XX%     XX%(1)       4/85
Class C Shares.....................................................        XX%        N/A        N/A        XX%       8/94

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(1) Without  management fee waiver and/or expense subsidization, the Portfolio's average annual total return would have been slightly lower.

Source: Prudential Mutual Fund Management. Past performance is not indicative of future results. The principal value and investment returns will fluctuate so that an investor's shares, when redeemed may be worth more or less than their original cost. The calculation of average annual total returns assumes the effects of the current maximum applicable front-end sales charge for Class A shares and contingent deferred sales charges for Class B shares and Class C shares. On August 1, 1994, the maximum front-end sales charge for Class A shares of Prudential Government Income Fund was reduced from 4.50% to 4.00%. Calculations using the maximum front-end sales charge in effect prior to August 1, 1994 would have resulted in lower average annual total returns for Class A shares. Class B shares of the Fund are subject to a 6-year contingent deferred sales charge (CDSC) of 5%, 4%, 3%, 2%, 1% and 1%. Class C shares have a 1% CDSC for one year. Class B shares will automatically convert to Class A shares on a quarterly basis, after approximately seven years. Class A shares, Class B shares and Class C shares have a common portfolio. Performance results through the Fund's fiscal year end can be found in the enclosed materials.